UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, November 26, 2010

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Hand Delivery

Re:	Disclosure of Material Event

Dear Commissioner:

Pursuant to Articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30, under due authorization by the Board of LAN Airlines S.A. (“LAN”), Securities Registry No. 306, I hereby notify the MATERIAL EVENT that LAN Pax Group S.A., a subsidiary of LAN Airlines S.A., has, on this date, purchased 100% of the shares in Akemi Holdingsl S.A. and Saipan Holdings S.A., Panamanian companies, which are indirect owners of 98.942% of the outstanding shares of Aerovias de Integracion Regional AIRES S.A. (“AIRES”), a Colombian airline. The purchase price was US$12,000,000 (twelve million dollars of the United States of America).  This transaction will also mean that LAN Pax Group S.A. will assume net liabilities of approximately US$100 million.  US$18 million of that amount correspond to bank debt.

AIRES is a Colombian airline that was founded in 1980 and is currently the second largest domestic Colombian operator with a 22% market share. AIRES offers regular service to 27 domestic destinations in Colombia, as well as to 3 international destinations.  At September 2010, AIRES had operating revenues of US$190.9 million. The Company’s fleet is comprised of 9 B737-700s, 11 Q200 and 4 Q400.

That is the extent of this disclosure.  Thank you for your attention and I remain sincerely yours,

Enrique Cueto Plaza
Vice-President of Finance
LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2010

LAN AIRLINES S.A.

	By:	/s/ Cristian Toro Cañas
Name: Cristian Toro Cañas
Title: Senior Vice President and General Counsel